UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-39032

PROFOUND MEDICAL CORP.

(Translation of the registrant’s name into English)

2400 Skymark Avenue, Unit 6, Mississauga, Ontario L4W 5K5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.2 and 99.3 of this Form 6-K are incorporated by reference into Profound Medical Corp.’s registration statement on Form F-10 (File No. 333-233997).

EXHIBIT INDEX

The following documents, each of which is attached as an exhibit hereto, and is incorporated by reference herein:

Exhibit	Title

99.1	Press Release, dated November 5, 2020

99.2	Unaudited Interim Condensed Consolidated Financial Statements

99.3	Management’s Discussion and Analysis

99.4	Form 52 – 109F2 – Certification of Interim Filings – CEO

99.5	Form 52 – 109F2 – Certification of Interim Filings – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFOUND MEDICAL CORP.

Date: November 5, 2020	By:	/s/ Aaron Davidson
Name: Aaron Davidson
Title: Chief Financial Officer